September 19, 2024

Kevin Amolsch
Chief Executive Officer
PFG Fund V, LLC
6990 W 38th Ave, Suite 208
Wheat Ridge, CO 80033

       Re: PFG Fund V, LLC
           Amendment No. 5 to
           Offering Statement on Form 1-A
           Filed September 3, 2024
           File No. 024-12379
Dear Kevin Amolsch:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amended Offering Statement on Form 1-A
Prospectus Summary, page 1

1. We note your response to prior comment 2 that you will only negotiate and finalize the terms of the Notes before they are issued. Please also revise to confirm that any communications to investors prior to the offering of such notes under a qualified offering statement will comply with Rule 255 of Regulation A.
Summary of Notes, page 45

2. Refer to prior comment 6. Your response appears to contemplate that certain assets may include other revenue-generating investments. Given the broad definition of certain assets it remains unclear how you concluded that allocating income from other assets would not be considered to be a material amendment to the terms of the Notes or represent the issuance of a new security. It also remains unclear why such an income stream could not
 September 19, 2024
Page 2

       cause your securities to no longer be considered "eligible securities" as defined in Rule
       261(c). Please provide an expanded legal analysis explaining clearly how you reached these conclusions. Cite all legal authority on which you rely.
       Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Kevin Kim, Esq.